UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A


                          NOTIFICATION OF REGISTRATION
     FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers un-der and pursuant to the provisions of Section 8(a) of the Investment Company Act 1940 and in connection with notification of registration submits the following information:

Name: Frank Value Fund, Inc.

Address of Principal Business Office
(No. & Street, City State, Zip Code):
6 Stacy Court    Parsippany, NJ 07054

Telephone Number: 973-887-7698

Name and address of agent for service of process:
Alfred C. Frank  6 Stacy Court, Parsippany, NJ 07054

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes  [X]			No  []

FRANK VALUE FUND, INC.
FORM N-8A

Item 1.  Name of Registrant:  Frank Value Fund, Inc.

Item 2. State under the laws of which registrant was organized, and date of such organization: State of New Jersey, organized as of June 27, 2003.

Item 3.  Form of organization of registrant:  Corporation

Item 4.  Classification of registrant:  Investment management company

Item 5. The company is registering as an "open-end", "non-diversified" management company.

Item 6.  Name and address of investment adviser:  Frank Capital Partners LLC
                                                  6 Stacy Court
                                                  Parsippany, NJ 07054

Item 7.  Name and address of each officer and director:

Officers:

Mr. Alfred C. Frank, President
Frank Capital Partners LLC
6 Stacy Court
Parsippany, NJ 07054

Mr. Brian J. Frank, Treasurer
Frank Capital Partners LLC
6 Stacy Court
Parsippany, NJ 07054

Ms. Nadine A. Frank, Secretary
Frank Capital Partners LLC
6 Stacy Court
Parsippany, NJ 07054


Directors:

Mr. Alfred C. Frank (address above)

Mr. Brian J. Frank (address above)

Mr. Jason W. Frey
c/o Frank Capital Partners LLC
6 Stacy Court
Parsippany, NJ 07054

Mr. Matthew D. L. Deutsch
c/o Frank Capital Partners LLC
6 Stacy Court
Parsippany, NJ 07054

Ms. Jenny Roberts
c/o Frank Capital Partners LLC
6 Stacy Court
Parsippany, NJ 07054

Item 8.  Not applicable.

Item 9. (a) Is registrant currently issuing and offering its securities directly to the public? No.
                                      - 1 -

          (b)  Name and address of underwriter:  Not applicable.

          (c) Does registrant presently propose to make a public offering of its securities? Yes.

          (d) Does registrant have any securities currently issued and outstanding?
          Yes.

	  (e) As of September 5, 2003, there are 6 beneficial owners of the registrant's securities.

Item 10.  Current value of registrant's total assets:  $100,000.

Item 11. Does registrant intend to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958? No.

Item 12.  Not applicable.



Signatures:

Pursuant to the requirements of the Investment Company Act of 1940, the regis-trant has caused this notification of registration to be duly signed on its be-half in the town of Parsippany and state of New Jersey on the 5th day of September 2003.


                   (SEAL)



      Frank Value Fund, Inc.                 By ______________________________
                                                  Alfred C. Frank, President

      Attest: ____________________________
               Brian J. Frank, Treasurer









                                      - 2 -